Tabcorp
the bigger better game

27 August 2007

Impact of Equine Influenza on Tabcorp Wagering Business

Tabcorp Holdings Limited today provided an update on the impact of Equine Influenza on its wagering division.

No thoroughbred or harness race meetings have been conducted since Saturday 25 August, leading to a loss in wagering turnover over the weekend of $65 million.

Tabcorp is awaiting further announcements from the State and Federal Governments and the respective thoroughbred and harness racing industries in relation to when racing will resume.

Based on its experience to date, if Australian racing (thoroughbred and harness) were not to resume until next weekend, Tabcorp expects that the loss in turnover will be in the order of $150 million. This will translate to an adverse impact on Tabcorp's group earnings of approximately $5 million after tax.

There is a risk that the suspension of racing will be extended for a prolonged period. If this were to occur, the weekly loss of turnover and earnings would increase as spring racing is impacted from September.

Tabcorp supports the actions of the racing industries and governments in each State to control the outbreak and is working with its racing partners in Australia and overseas to provide the best possible racing product on Sky Channel. Already, import of New Zealand racing has been increased and several greyhound meetings have been rescheduled to better suit wagering customers.

Tabcorp will closely monitor the impact of the Equine Influenza situation on its wagering division and on its industry and distribution partners, and will update the market on any material changes to its performance outlook.

Tabcorp's Chief Executive Officer, Elmer Funke Kupper said that the company strongly supports the measures taken to date.

"Australia is one of the leading racing countries in the world. The measures taken, while painful in the short term, will protect the future of a great industry," Mr Funke Kupper said.

"Tabcorp is a diversified business, with three operating divisions in Wagering, Gaming and Casinos. This gives us the strength to weather the impact."

For further information contact:

Nicholas Tzaferis
Media Relations Manager
03 9868 2529

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

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